SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A

Notice to the Market

Rio de Janeiro, January 19, 2009 – TIM Participações S.A.(“Company”) (BOVESPA: TCSL3 and TCSL4; and NYSE: TSU), the company which controls directly TIM Celular S.A. and indirectly TIM Nordeste S.A. and provides telecom services across the country, hereby informs its shareholders and the market in general that:

The Company’s Board of Directors met on this date and elected Mr. Luca Luciani to replace Mr. Mario Cesar Pereira de Araujo as CEO and General Director of the Company. The Board also resolved that, while authorization from the competent authorities necessary for the investiture of Mr. Luca Luciani as CEO and General Director of the Company has not been obtained, said positions will continue to be exercised by Mr. Mario Cesar Pereira de Araujo. Luca Luciani graduated in Economics from Univ. LUISS of Roma and was previously responsible for the General Manager of mobile business unit of Telecom Itália. The Board members also elected Mr. Mario Cesar Pereira de Araujo as Chairman of the Board of Directors to replace Gabriele Galateri di Genola, who will continue as a Board member.

In addition, on January 8, Beniamino Bimonte and Claudio Zezza obtained their working visas and on the same date were invested in the positions they were elected to (Human Resources Officer and CFO & IRO, respectively) by the Company’s Board of Directors Meeting of August 6, 2008.

Rio de Janeiro, January 19, 2009.

Claudio Zezza
Chief Financial and Investor Relations Officers

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: January 20, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.